ROBERTS REALTY INVESTORS, INC.

450 Northridge Parkway, Suite 302

Atlanta, Georgia  30350

September 21, 2012

Via Edgar and Email

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, NE

Washington, D.C.  20549

Re:                  Roberts Realty Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 2, 2012

File No. 001-13183

Comments related to Form 10-K for the Fiscal Year Ended December 31, 2011

Dear Mr. Gordon:

On behalf of Roberts Realty Investors, Inc. (“Roberts Realty”), this letter responds to the comment letter dated August 17, 2012, which contained an additional comment to our response letter dated August 14, 2012 regarding the annual report referenced above.  We greatly appreciate the Staff’s willingness to speak with us by telephone to clarify the Staff’s concerns, and we believe that our response in this letter directly addresses the particular parts of the accounting guidance to which the Staff has referred us.  To be consistent with the style used in the above referenced filing and correspondence, I use the terms “we” and “our” in this letter to refer to Roberts Realty rather than to myself as an individual.

Our response to your comment is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page F-2

1.                                      We have reviewed your response to prior comment 1 from our letter dated July 31, 2012.  Although the holders of units control if and when a redemption occurs, that fact alone does not preclude the issuer’s control over equity settlement.  Please tell us whether the registrant has the sole discretion in determining whether any redemption will be settled in cash or shares.  Also, tell us whether there are any factors that would limit the registrant’s ability to equity settle a redemption called for by a holder of units.  Refer to paragraph 6 of ASC 480-10-S99-3A and the related guidance in ASC 815-40-25.

Response:

First, we note the Staff’s question in the comment letter as to whether Roberts Realty has the sole discretion in determining whether any redemption will be settled in cash or shares.

Answer:  If a unitholder seeks to redeem his units, Roberts Realty can decide whether to issue shares or pay cash in exchange for those units, but Roberts Realty can issue shares in redemption of units only if certain conditions are met.  Under the agreement of limited partnership of Roberts Realty’s operating partnership, Roberts Realty has the right to issue its shares in redemption of units only if (a) the delivery of such shares is not prohibited by Roberts Realty’s articles of incorporation or bylaws, which contain ownership limits designed to preserve Roberts Realty’s status as a REIT, (b) such shares are listed for trading on a national securities exchange, (c) such shares are the subject of an effective registration statement filed with the Commission, and (d) such shares are either registered under applicable blue sky laws or are exempt from such registration.

Second, we note the Staff’s question in the comment letter as to whether there are any factors that would limit the registrant’s ability to equity settle a redemption called for by a holder of units.  In that regard, the Staff has asked us in a follow-up telephone conversation to analyze the guidance contained in ASC 815-40-25 as to whether Roberts Realty’s settlement feature meets all of the conditions set forth in ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6.  Under ASC 815-40-25-4(b)(2), a contract that gives the entity (Roberts Realty) a choice of net cash settlement or settlement in its own shares, which is the case with Roberts Realty’s settlement feature, should be classified as equity only if “all of the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.”  Accordingly, if the settlement feature does not meet all of those requirements, then temporary equity is the appropriate classification.

In light of the foregoing analysis, Roberts Realty’s settlement feature fails to comply with:

•                  paragraph 815-40-25-10(a), because the contract does not permit Roberts Realty to settle in unregistered shares;

•                  paragraph 815-40-25-11, because the contract permits Roberts Realty to net share or physically settle the contract only by delivering registered shares; and

•                  paragraph 815-40-25-13, because a failed registration statement precludes delivery of unregistered shares, given that shares issued in redemption must be the subject of an effective registration statement filed with the Commission, and because the contract does not permit Roberts Realty to net share settle the contract by delivery of unregistered shares.

Therefore, because Roberts Realty’s settlement feature fails to meet three of the criteria for classification as equity, temporary equity is the appropriate classification.

Third, we note the Staff’s reference in the comment letter to paragraph 6 of ASC 480-10-S99-3A.  We believe that ASC 480-10-S99-3A strongly supports Roberts Realty’s position that temporary equity classification is appropriate.  ASC 480-10-S99-3A provides:

“ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in ‘temporary equity’).”  That is the guiding policy for analyzing this issue. (Emphasis added.)

We believe that because the timing of a redemption is totally within the control of the unitholder, the redemption therefore cannot be solely within the control of the issuer under the accounting guidance.  For that reason, classification as temporary equity is appropriate.

Paragraph 5 of ASC 480-10-S99-3A supports this position:

“The SEC staff believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur — without regard to probability — would require the instrument to be classified in temporary equity.”

That is exactly the case here.  The decision of the unitholder is the triggering event, and that decision is outside the control of Roberts Realty.

We believe that paragraph 9 of ASC 480-10-S99-3A also supports Roberts Realty’s position.

“Example 4.  An equity instrument may contain provisions that allow the holder to redeem the instrument for cash or other assets upon the occurrence of events that are not solely within the issuer’s control.”

After giving examples of such events, the guidance continues:

“Since these events are not solely within the control of the issuer, the equity instrument is required to be classified in temporary equity.”

The unilateral decision of a unitholder to seek redemption is simply another event that is “not solely within the control of the issuer.”

On behalf of Roberts Realty Investors, Inc., I again acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (770) 394-6000, extension 103, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles S. Roberts

Charles S. Roberts
President

cc:	William Demarest, SEC Staff Accountant
Jonathan Wiggins, SEC Staff Accountant
Charles R. Elliott, Chief Financial Officer
Wm. Jarell Jones, Audit Committee Chairman
Edward E. Lusk, Jr., Reznick Group, P.C.
Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP